Exhibit 19.1
Keysight Technologies, Inc. Insider Trading Policy
(Last reviewed November 20, 2024)
General Prohibition on Trading While in Possession of Material Non-Public Information
If you possess information about Keysight that is both material and non-public, you are subject to trading restrictions. You cannot legally trade in (which includes buying, selling or gifting) Keysight securities, disclose such information to anyone, including your family, friends and colleagues, who may buy or sell securities because of the information (referred to as “tipping”), or make recommendations to anyone about trading in Keysight securities, until a reasonable time, usually the second trading day after Keysight issues a press release or Securities and Exchange Commission (“SEC”) filing disclosing the material non-public information that you possess. In addition, if you become aware of material, non-public information regarding another company which has a relationship with Keysight (such as customers, suppliers, vendors or other companies) that you obtained by virtue of your position at Keysight, then, similarly, you are prohibited from trading in that company’s securities while you are aware of that information or engaging in any other action to take advantage of that information, and you are prohibited from passing on the information to others to enable them to profit from it by trading in that company’s securities.
Information is “material” if it would influence a reasonable person to buy or sell stock. Examples include undisclosed data reflecting orders, sales, earnings or profitability, or trends in these figures; impending announcements of major new products; significant cybersecurity incidents; major Keysight acquisitions, equity investments or divestitures; pending public offerings or private sales of debt/equity securities; senior management changes; and important developments in projects, alliances or litigation.
Information is “non-public” if it hasn’t been the subject of a Keysight press release or SEC filing disclosing such information, or has otherwise not been widely disseminated to the public.
Persons Covered
This Policy applies to all of our directors, officers, employees as well as designated contractors, temporary workers or other individuals working on behalf of Keysight or its subsidiaries. The same restrictions that apply to you also apply to your family members who live in your household or are your dependents. In addition, this Policy applies to all corporations, partnerships, limited liability companies, trusts and other entities that are controlled by you or your family members who live in your household or are your dependents. You are responsible for making sure that any trading in securities covered by this Policy by any of these persons complies with this Policy.
Trading Window Restrictions
In addition to the general restriction described above, directors, officers and other Keysight employees who have access to interim financial information are prohibited from trading when the earnings trading window is closed. You will be notified by the Corporate Secretary or Assistant Secretary if you are considered a Restricted Person under this policy. The earnings trading window generally opens the second trading day after the public announcement of earnings and ends on the last trading day of the second month of Keysight’s fiscal quarter.
However, please note that the dates for earnings releases may change on very short notice. In addition, the trading window may be shortened or eliminated under certain circumstances, of which any affected persons would be notified. Please feel free to check with Keysight’s Corporate Secretary or Assistant Secretary to make sure the earnings trading window is open.
In certain cases, the Corporate Secretary or Assistant Secretary may notify specific individuals about special black-out periods that relate to events such as potential major Keysight acquisitions. Those individuals may not trade in Keysight securities during the special black-out period even if it coincides with an open trading window. Keysight will not announce special black-out periods to the company as a whole, and if you are notified or become aware of one you should not share that fact with others.
What Constitutes Trading in Keysight Securities
For purposes of this Policy, references to “trade” or “trading” in Keysight securities includes buying or selling Keysight shares in the open market; selling shares that were purchased under the Keysight employee stock purchase plan or issued upon exercise of a Keysight employee stock option; and transferring funds to or from a Keysight stock fund account in a Keysight U.S. 401(k) plan. It also includes, among other things, gifts of Keysight securities, as well as other direct or indirect transfers of Keysight securities.
Prohibited trading does not include purchases of Keysight stock through the Keysight employee stock purchase plan or purchases, without sale, of shares through exercise of a Keysight stock option. Additionally, prohibited trading does not include transfers by will or the laws of descent or distribution and, provided that prior written notice is provided to the Corporate

Secretary or Assistant Secretary, distributions or transfers (such as certain tax planning or estate planning transfers) that effect only a change in the form of beneficial interest without changing the pecuniary interest of the person in Keysight securities.
Written Trading Plans and Limit Orders
The foregoing restrictions on trading, including the earnings trading window restrictions, do not apply to transactions which are executed pursuant to the terms of a qualified Rule 10b5-1 trading plan. To qualify as a 10b5-1 trading plan for purposes of this Policy, the plan must be pre-cleared by the Corporate Secretary or Assistant Secretary and entered into when the earnings trading window is open and when the employee is not aware of any material non-public information and otherwise comply with the requirements and procedures set forth in Appendix A hereto. It is the Company’s general policy to clear the use of Rule 10b5-1 trading plans by those employees who are subject to the earnings trading window restrictions, or who otherwise as a result of their position with the Company, are regularly in possession of material inside information.
There is no exception from the restrictions on insider trading and trading window restrictions for trades made under outstanding limit orders. Therefore, you may not have standing orders open for more than 5 business days at a time and must cancel any automatic orders during periods when you are subject to any insider trading restrictions.
Restrictions on Hedging and Other Transactions
Keysight policy prohibits directors, officers and other employees, as well as designated contractors, temporary workers or other individuals working on behalf of Keysight or its subsidiaries, from engaging in hedging transactions, such as purchasing or writing derivative securities including puts and calls and entering into collars, forward sale contracts, short sales or short positions, with respect to Keysight securities. Also, Keysight policy restricts directors and executive officers from buying Keysight stock on margin or pledging owned Keysight shares as collateral for loans or other indebtedness.
Penalties for Insider Trading Violations
If you violate insider trading laws, both you and Keysight may be subject to severe criminal penalties. You may also be liable for trading by your spouse, family members or others who trade on material non-public information disclosed by you. U.S. insider trading laws apply to all Keysight employees at any level, not merely to officers or managers. They apply to Keysight employees outside the U.S. who trade within the U.S. They apply even to relatively small transactions.
Similar laws in other countries may apply to trading by Keysight employees who are located in those countries, or to trades in exchanges that are located there. Most of Europe is covered by insider trading restrictions under an EU directive and parallel national legislation.
Separate and apart from any criminal penalties, employees who violate Keysight’s insider trading policies are subject to disciplinary action, which may include termination of employment, whether or not their failure to comply results in a violation of law. Keysight reserves the right to determine, in its own discretion and on the basis of information available to it, whether this Policy has been violated. It is not necessary for Keysight to await the filing or conclusion of a civil or criminal action against the alleged violator before taking disciplinary action.
Transactions by Keysight
Keysight will not engage in trading in Keysight securities, except in compliance with applicable securities laws.
Reporting Violations
Any director, officer or employee who violates this Policy or any applicable insider trading laws, or who knows of any violation by any other director, officer or employee, must report the violation immediately to the Corporate Secretary or Assistant Secretary. You may also contact Keysight’s Compliance Hotline using the information described at https://secure.ethicspoint.com/domain/media/en/gui/62494/index.html. Upon learning of a potential violation, the Corporate Secretary or Assistant Secretary, in consultation with the Company’s outside legal counsel, will determine whether Keysight should release any material non-public information, report the violation to the SEC or other appropriate governmental authority or take any other appropriate steps.

Appendix A
10b5-1 Plan Requirements
Persons covered by this Policy are permitted to effect transactions in Keysight securities pursuant to pre-cleared 10b5-1 trading plans. In order to qualify as a pre-cleared “10b5-1 trading plan” for purposes of this Policy, the plan must meet all of the following requirements:
1. The 10b5-1 trading plan must be established in writing, signed and dated by the person establishing the plan and pre-cleared and, if applicable, certified by the Company, in each case prior to entry, with an executed copy submitted to Corporate Secretary or Assistant Secretary.
2. The 10b5-1 trading plan must be in a form that meets the requirements of Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and include certifications by the person entering into the plan that (i) such person is not aware of material non-public information at the time the plan is adopted; and (ii) such person has adopted the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Exchange Act.
3. Each person establishing a 10b5-1 trading plan will operate the plan in good faith at all times during which it remains outstanding.
4. A 10b5-1 trading plan may not be established during a time when a trading window restriction is in place (i.e., the earnings trading window is not open or a special black-out period applies) with respect to the person establishing the plan.
5. For any 10b5-1 trading plan adopted by any “officer,” “director” (as defined under Rule 10b5-1), or employee, trading under the plan may not commence until the later of 90 days following the adoption of the plan, or 2 business days following the filing of Keysight’s form 10-Q or 10-K for the fiscal quarter in which the plan was adopted, provided that the maximum cooling-off period is 120 days.
6. Except as provided below, persons subject to this Policy may not have more than one operative 10b5-1 trading plan at a time. Multiple plans are permitted in the following cases, subject to compliance with the requirements above and Rule 10b5-1 under the Exchange Act:
–Entry into a series of separate plans with separate brokers to execute trades, provided all meet the conditions of 10b5-1.
–Entry into two separate plans with the same broker, provided that trades under the earlier adopted plan are complete before trades begin under the later adopted plan.
–Entry into a plan to cover withholding obligations related to vesting of equity awards.
7. Any amendment or modification to an existing 10b5-1 trading plan with respect to price, number of shares, or timing of purchase or sale, or similar changes, will be treated as a termination of the existing 10b5-1 trading plan and entry into a new 10b5-1 trading plan, which is subject to the same requirements above, including the applicable cooling-off period set forth in paragraph 5 of this Appendix A. The Corporate Secretary or Assistant Secretary must be notified in advance of any proposed amendments or modifications to pre-cleared 10b5-1 trading plans or the termination thereof.
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